

2023

ANNUAL REPORT

EAGLE BANCORP, INC.

TO OUR SHAREHOLDERS

In 2023, the team at EagleBank showed its tenacity, client focus, and perseverance in the face of unprecedented challenges for our industry. We worked hand in hand with our commercial clients, responding to their banking needs by providing products and services that enhanced the protection of their deposits, giving them confidence in the face of bank failures in March 2023. We ended the year with the same strong reputation and client relationships that have always characterized us.

Through this period, our team also learned many valuable lessons that will shape our future – in some cases, ones we are already implementing. As always, we are committed to robust, innovative growth as we look forward, always focused on the best interests of our customers, shareholders, and team members. Additionally, we remain steadfast in serving and providing our expertise to commercial real estate customers. This expertise will allow us to prudently work through the challenges some of our customers are experiencing with higher interest rates. Through proactive asset quality management and maintaining strong capital levels, we will continue to build upon the resilient and successful institution our customers have entrusted with their business.

Our commitment to excellent service is embodied through our Relationships FIRST values. We remain **Flexible** in our ability to manage funding costs and meet the needs of our customers as short-term interest rates have remained at elevated levels relative to recent years. We are **Involved** with our customers as we show our commitment to reaching their goals and stay by their side. We are **Responsive** to the ever-changing demands of the marketplace by developing growth opportunities and providing new products and services to our customers and clear guidance to our stakeholders. We remain **Strong** in our expertise as financial service providers with the knowledge and ability to execute. We are **Trusted** as a partner who is honest, open, and reliable with customers and employees.

The company earned $100.5 million in 2023 and ended the year with assets of $11.7 billion. Asset quality was well-managed in 2023 as we had net charge-offs of 0.24% and ended the year with 0.57% of non-performing assets to total assets. The EagleBank team introduced a new deposit-gathering channel, allowing customers to open and fund deposit accounts online. We are excited about this digital channel's growth in 2024 and plan to add new products and services to expand the reach of the EagleBank brand beyond our current physical footprint. We remain focused on targeting critical growth sectors, including expanding our commercial and small business treasury management line and developing consumer retail banking products. EagleBank remains dedicated to operational efficiency, which allows us to enhance and maintain our profitability and strong capital.

We paid dividends totaling $1.80 per share for our shareholders for the year. With the December 29, 2023 closing share price of $30.14 per share, the yield on the shares was slightly under 6% for the year. Additionally, we added to shareholder value by repurchasing 1.6 million shares in 2023. The total aggregate value of the purchase was $47.6 million.

We augmented and strengthened our senior management team by bringing on two experienced leaders. Eric Newell, Executive Vice President and Chief Financial Officer of Eagle Bancorp, Inc., joined our team after leading the finance function at two prior institutions and has over 20 years of financial institution experience. Karen Buck, Executive Vice President and Chief Administrative Officer of EagleBank, joins the company with significant expertise, a strong banking operations background, and executive experience at super-regional banks. These two key additions to the EagleBank team bring fresh insights and perspectives as we plan for an even stronger future.

Management is building a foundation for growth and, as we look forward, we will focus on three key strategic priorities:

1. We will grow our deposit franchise by better leveraging our branches to capture more market share in the deep deposit-rich markets in the District, Maryland, and Virginia. This includes increasing deposit growth by listening to and providing our customers with the products and services needed to run their businesses successfully. We are executing enhancements to our treasury management channel, allowing us to provide best-in-class products and services for our commercial customers.

2. We will grow our lending teams to strengthen our commercial and consumer banking capabilities and diversify and grow our loan portfolio. EagleBank will build its reputation as a financial expert for small businesses and business banking clients while sustaining its boutique service approach for commercial real estate clients.

3. We will continue to work proactively with our commercial real estate customers with office exposure to find the best option that maximizes the underlying asset's value for both our customers and the Bank.

In achieving these strategic goals, EagleBank will strengthen and sustain profitability during future economic cycles.



Our Diversity, Equity, and Inclusion initiatives continue to support our employees and the community. In addition to Employee Resource Groups, we have developed scholarships and enhanced tuition reimbursement programs. Offering professional, personal, and leadership development opportunities supports our Relationships FIRST approach and helps us foster the next generation of EagleBank leaders.

The EagleBank Foundation celebrated its 19th year hosting the Fight Against Cancer Golf Classic. Since its inception, this event has raised over $6 million to fight cancer. We thank our participants, customers, sponsors, and volunteers for continuing to make this an incredibly successful event each year and supporting us as we seek to better our community.

We are so proud to be a part of this great organization in this incredible community. As we look ahead to the future, we remain strong, focused, and passionate about serving our customers, and delivering value to our shareholders.



Norman R. Pozez
Executive Chairman
of the Board

Susan G. Riel
President
Chief Executive Officer

BOARD OF DIRECTORS*

Norman R. Pozez
Executive Chairman of Eagle Bancorp, Inc.
Executive Chairman of EagleBank
Chairman and Chief Executive Officer of Uniwest Companies

Matthew D. Brockwell
Senior Vice President and Chief Financial Officer of the University of Oklahoma

Steven J. Freidkin
Founder and Chief Executive Officer of Ntiva, Inc.

Theresa G. LaPlaca
Founder and President of TLP Leadership Advisory Services

A. Leslie Ludwig
Co-Founder of L&L Advisors

Kathy A. Raffa, CPA
(Retired) Office Managing Partner of Marcum LLP's Washington, DC, Region

Susan G. Riel
President and Chief Executive Officer of Eagle Bancorp, Inc.
President and Chief Executive Officer of EagleBank

James A. Soltesz, P.E.**
President and Chief Executive Officer of Soltesz, Inc.

Benjamin M. Soto, Esquire
President and Chief Executive Officer of Premium Title & Escrow, LLC

CORPORATE OFFICES

7830 Old Georgetown Road, Bethesda, MD 20814
301.986.1800

INVESTOR RELATIONS

Eric R. Newell, CFA
7830 Old Georgetown Road, Bethesda, MD 20814
240.497.1796 | ENewell@EagleBankCorp.com

TRANSFER AGENT

Computershare Trust Company, NA
By Regular Mail
P.O. Box 43006, Providence, RI 02940-3078
By Overnight Delivery
150 Royall St., Suite 101, Canton, MA 02021
By Phone
Toll Free 877.282.1168

COUNSEL

Sullivan & Cromwell LLP
1700 New York Avenue, NW, Suite 700, Washington, DC 20006
Thompson Hine LLP
1919 M Street, NW, Suite 700, Washington, DC 20036

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe LLP
1455 Pennsylvania Avenue, NW, Suite 700, Washington, DC 20004

SENIOR MANAGEMENT

Susan G. Riel
President and Chief Executive Officer of Eagle Bancorp, Inc., and EagleBank

Karen L. Buck
Executive Vice President and Chief Administrative Officer of EagleBank

Charles D. Levingston, CPA
Executive Vice President and Chief Financial Officer of EagleBank

Eric R. Newell, CFA
Executive Vice President and Chief Financial Officer of Eagle Bancorp, Inc.
Interim Chief Risk Officer of EagleBank

Lindsey S. Rheaume
Executive Vice President of Eagle Bancorp, Inc.
Executive Vice President and Chief Commercial & Industrial Lending Officer of EagleBank

Ryan A. Riel
Executive Vice President of Eagle Bancorp, Inc.
Executive Vice President and Chief Real Estate Lending Officer of EagleBank

Paul Saltzman, Esquire
Executive Vice President and Chief Legal Officer of Eagle Bancorp, Inc., and EagleBank

Janice L. Williams, Esquire
Executive Vice President of Eagle Bancorp, Inc.
Senior Executive Vice President and Chief Credit Officer of EagleBank

VIRTUAL ANNUAL MEETING

Thursday, May 16, 2024, at 10:00 a.m. EDT
See Proxy Statement for details on virtual meeting.

FORM 10-K

The Company's Form 10-K may be obtained, free of charge, by contacting:

Jane E. Cornett
Vice President & Corporate Secretary, Eagle Bancorp, Inc.
7830 Old Georgetown Road, Bethesda, MD 20814
240.497.2041 | JCornett@EagleBankCorp.com

For more 2023 financial information about Eagle Bancorp, Inc., visit our Investor Relations page at www.EagleBankCorp.com.

STOCK EXCHANGE LISTING

Common shares of Eagle Bancorp are traded on the Nasdaq Capital Market under the symbol EGBN.

* Directors of Eagle Bancorp, Inc., and EagleBank
** Lead Independent Director


MD
Rockville
LOUDOUN COUNTY
MONTGOMERY COUNTY
Potomac
Sterling
Bethesda
Silver Spring
Chevy Chase
DC
Lanham
Tysons Corner
Rosslyn
FAIRFAX COUNTY
Merrifield
PRINCE GEORGE'S COUNTY
ARLINGTON
Fairfax
VA
ALEXANDRIA
Branch Office
Corporate Headquarters
Regional Headquarters
Loan Production Office

VIRGINIA

1 **Ballston** 4420 N. Fairfax Drive, Arlington, VA 22203
2 **Fairfax** 11166 Fairfax Boulevard, Fairfax, VA 22030
3 **Tysons Corner** 8245 Boone Boulevard, Tysons Corner, VA 22182

MARYLAND

4 **Bethesda** 7735 Old Georgetown Road, Suite 100, Bethesda, MD 20814
5 **Chevy Chase** 5480 Wisconsin Avenue, Suite 5476B, Chevy Chase, MD 20815
6 **Park Potomac** 12505 Park Potomac Avenue, Potomac, MD 20854
7 **Shady Grove** 9600 Blackwell Road, Rockville, MD 20850
8 **Silver Spring** 8665-B Georgia Avenue, Silver Spring, MD 20910
9 **Twinbrook** 12300 Twinbrook Parkway, Suite 100, Rockville, MD 20852

WASHINGTON, DC

10 **Gallery Place** 700 K Street, NW, Suite 60, Washington, DC 20001
11 **K Street** 2001 K Street, NW, Washington, DC 20006
12 **McPherson Square** 1425 K Street, NW, Washington, DC 20005

LOAN PRODUCTION OFFICES

7830 Old Georgetown Road, Bethesda, MD 20814
4550 Forbes Boulevard, Lanham, MD 20706
2001 K Street, NW, Suite 150, Washington, DC 20006
8245 Boone Boulevard, Suite 820, Tysons Corner, VA 22182

OTHER OFFICES

Corporate Headquarters
7830 Old Georgetown Road, Bethesda, MD 20814
Premier Banking
2001 K Street, NW, Suite 150, Washington, DC 20006

OUR MISSION

Our mission is to be the most trusted, experienced, and client-centric bank across the Washington, DC, region and beyond. We do this through our Relationships FIRST philosophy, putting our customers, communities, employees, and shareholders at the forefront of everything we do, delivering the most compelling service and value.

OUR VALUES

We continue to build EagleBank by putting relationships F▪I▪R▪S▪T.



EAGLEBANKCORP.COM

RELATIONSHIPS F▪I▪R▪S▪T

FLEXIBLE

We **begin** our relationships based on our time-tested tradition of listening to our customers, collaborating with colleagues, and designing a comprehensive, creative solution that brings value to and appreciation from our customers. We enhance the relationships with empowered, 'Yes, We Can' service and live up to our strong belief that formulas don't make good banking sense, relationships do. Be entrepreneurial— it is our differentiator.

INVOLVED

We **build** our relationships by developing a rapport that is based on partnership, mutual respect, and a desire to delight. We are unwavering in our commitment to the goals and growth of our customers, colleagues, and community through volunteerism. We believe that doing the little extras and staying involved with our customers demonstrate our difference.

RESPONSIVE

We **shape** our relationships by taking ownership for being ever-responsive, from beginning to end, day in and day out. We understand that reliable, accurate, and time-sensitive communication is fundamental to preserving reputation and relationships, internally and externally.

STRONG

We **strengthen** our relationships each time we are called upon for our expertise and know-how. We are committed to enhancing our professional knowledge in order to remain credible, current, and strong partners with our customers, colleagues, and community. Our history of sustaining a well-capitalized and profitable position emphasizes our strength and reinforces our relationships.

TRUSTED

We **uphold** our relationships with honesty, openness, and reliability. We can be counted on to do "the right thing." We understand that underlying a sound, long-lasting relationship is the essential element of trust. Trust can be lost in a moment, so we are vigilant in our actions and words.

